Exhibit 99.3 Press Release


PRESS RELEASE
August 27, 1999

                              For further information contact:
                              David M. Bradley
                              Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                              825 Central Avenue
                              Fort Dodge, Iowa 50501
                              515-576-7531

                    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM
                                      AND
                       DECLARATION OF QUARTERLY DIVIDEND

Fort Dodge, Iowa, August 27, 1999 - North Central Bancshares, Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Iowa, announced that it will commence a stock repurchase program beginning on or about September 2 , 1999. The program authorizes the Company to repurchase up to 5.98 % or 150,000 shares of its 2,507,242 outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management.

North Central also announced today that the Company declared a regular quarterly cash dividend of $0.10 per share on the Company's common stock for the fiscal quarter ended September 30, 1999. The dividend will be payable to all stockholders of record as of September 16, 1999 and will be paid on October 6, 1999.

North Central Bancshares, Inc., with over $343 million in assets, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 8 full service locations in Fort Dodge, Nevada, Ames, Burlington, Mt. Pleasant, and Perry, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.